June 26, 2012	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via Email

Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Incapital Trust Products LLC
Amendment No. 5 to Registration Statement on Form S-3
Filed April 4, 2012
File No. 333-178604

Dear Ms. Hsu:

On behalf of our client, Incapital Trust Products LLC (the “Depositor”), please find attached hereto for review Amendment No. 5 to the Registration Statement on Form S-3 (“Amendment No. 5”).

We wanted to highlight the changes included in Amendment No. 5 for the Staff in order to facilitate the Staff’s review.  As we have discussed with the Staff, the Depositor has removed the ability to include structured notes or market-linked investments in a trust.  In addition, to address the Staff’s previously issued comments, Amendment No. 5 clarifies that the Depositor will file a post-effective amendment if an underlying issuer should be identified as a co-registrant.  In the amendment, the disclosure consistently notes that derivative instruments will be used only to hedge or to provide credit enhancement.  This amendment also includes the remaining exhibits.

General

1.
We note your revision to limit cash settled exchange-traded options or OTC options to those used for hedging or credit enhancement purposes; however, the limitation does not address the concern expressed in our prior comments that these options may have payments on securities based on the value of an equity or commodity and therefore would not meet the definition of an asset-backed security under Regulation AB.  Please delete the referenced assets.

Ms. Hsu June 26, 2012 Page Two

We have clarified that any exchange-traded options or OTC options will not reference payments on securities based on the value of an equity or commodity.  Options will be used for rates and currencies.

Prospectus Summary

What assets will each trust hold?, page 3

2.
While we note your revised disclosure on page four of the base prospectus regarding the possibility that you may purchase underlying securities in a primary offering to deposit into a trust and your disclosure on page 27, your revised disclosure does not appear to meet all the conditions set forth under paragraph (a) of Rule 190 of the Securities Act as there is no disclosure in the prospectus providing the representation required by Rule 190(a)(1) (with respect to underlying securities where financial information will be provided) and (a)(2).  Please revise to provide the required disclosure and clarify or confirm that the offering of the underlying securities will be registered as a primary offering in accordance with paragraph (b) of Rule 190.

We have included the language required by Rule 190.

Description of the Underlying Securities and Other Assets Deposited in the Trust, page 23

Description of Certain Derivative Instruments, page 25

3.
We note your response to comment 4 in our letter dated March 7, 2012, and your revised disclosure with respect to put rights on page 25 of the base prospectus.  The additional disclosure does not include material characteristics of the put rights as we requested.  Please advise.

We clarified the disclosure to indicate that the only put rights that may be included are protective puts.

Call Right, page 47

4.
Please explain how the call rights on the underlying assets are consistent with the restrictions on active management in Rule 3a-7 under the Investment Company Act of 1940, specifically where the call rights are not tied to a particular asset and the call rights could permit the trust/trustee to choose which assets will be delivered in satisfaction of the call.

Ms. Hsu June 26, 2012 Page Three

As discussed with the Staff of the Division and with the Staff of the Division of Investment Management, the call rights (if any) will not be issued pursuant to the prospectus.  The call rights (if any) will be issued only to qualified institutional buyers (QIBs), and will be subject to restrictions described in the registration statement, which restrictions are consistent with the Staff’s no-action letter guidance.  The trust will not exercise any discretion nor take any action in connection with the exercise of a call right.  Each trust is intended to qualify as a grantor trust for tax purposes, and cannot exercise any discretion.  As discussed with the Staff, we have clarified the disclosure to indicate that the trustee will defer to the policies used by DTC in choosing assets, and that we understand that DTC chooses assets by lot pursuant to its (DTC’s) policies and procedures set forth on DTC’s website.

We appreciate in advance the Staff’s attention to this filing, and, as discussed, we would look and seek effectiveness as promptly as practicable.

Sincerely,

Anna T. Pinedo

cc:           David Lynn